STATEMENT OF FINANCIAL CONDITION

Symetra Securities, Inc.
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108TH N.E. Suite 1200
(No. and Street)

Bellevue	WA	98004-5135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

COLLEEN MURPHY (425) 256-8189
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

920 FIFTH AVE., SUITE 900	SEATTLE	WA	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Symetra Securities, Inc.
Statement of Financial Condition
Year Ended December 31, 2019

Table of Contents



EY
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Ernst & Young LLP   Tel: +1 206 621 1800
920 Fifth Avenue
Suite 900
Seattle, WA 98104

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of Symetra Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 1987.
February 27, 2020

Symetra Securities, Inc.
Statement of Financial Condition

	As of December 31, 2019
Assets	
Cash and cash equivalents	$ 2,090,209
Accounts and other receivables	753,714
Prepaid expenses	70,618
Total assets	$ 2,914,541
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 1,335
Accounts payable - affiliated	165,407
Total liabilities	166,742
Commitments and contingencies (Note 8)	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,680
Retained earnings	1,641,119
Total stockholder's equity	2,747,799
Total liabilities and stockholder's equity	$ 2,914,541

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the variable separate account products and registered index-linked annuity for Symetra Life Insurance Company (the Affiliate).

The Company also acts as the broker of record for shareholders of other mutual funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Affiliate is a wholly owned subsidiary of the Parent. The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income and to pay related commission expense. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), and the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. The recorded amounts reflect management's best estimates, though actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with original maturities of three months or less at the time of purchase. They are reported at cost, which approximates fair value. As of December 31, 2019, cash and cash equivalents of $1,447,441 and $642,768, respectively, were held in a single bank account and money market fund.

The Company determines the fair value of financial instruments based on the fair value hierarchy, which favors the use of observable inputs over the use of unobservable inputs when measuring fair value. The Company has categorized its financial instruments into the three-level hierarchy, which gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). Cash and cash equivalents, which represent all of the Company's financial instruments, have been classified as Level 1 under the fair value hierarchy.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts. As of December 31, 2019, based on the Company's historical experience, no allowance was recorded.

Prepaid Expenses

Prepaid expenses consist primarily of prepaid annual FINRA membership and registration fees and prepaid insurance. The amounts are amortized over the related coverage period.

3. Revenue from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to identify performance obligations; determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Asset Management

Mutual fund fee income. The Company receives fee income earned from mutual funds for which it is the broker of record. The Company's single performance obligation is to facilitate the sale of mutual fund shares to investors, which is considered fulfilled at the time of sale. The Company also receives 12b-1 fees and asset based fees based on a percentage of the daily net asset values of the assets under management, typically determined on a monthly basis. As net asset values are subject to market volatility and investor actions, the related fee income is considered fully constrained at the time the performance obligation is completed. The 12b-1 and asset based fee are recognized on a monthly basis, when the uncertainty is resolved.

Receivables from Contracts with Customers

The balance of mutual fund fee income receivable related to contracts with customers as of December 31, 2019 was $702,774. Of this amount, 85% is receivable from a single asset manager.

4. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliate for costs incurred that are directly related to the Company's activities and for its allocated share of operating expenses, as well as for income taxes incurred during the year on its behalf. The amounts due with affiliated companies are generally settled within 30 days. Accounts payable and receivable are aggregated and reported on a net basis for each affiliated entity. As of December 31, 2019, accounts payable to affiliates were $113,434 for income taxes and $51,973 for personnel and other administrative expenses.

5. Dividends

During 2019, the Company declared and paid dividends of $1,750,000 to its Parent. Notification was provided to FINRA and the SEC when declared. Dividend payments are limited by the SEC Uniform Net Capital Rule (Rule 15c3-1) described in Note 7.

6. Income Taxes

The Company is included in the Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. The method of allocation of federal income tax expense among the companies in the consolidated group is subject to a written agreement approved by each respective company's board of directors. The allocation is based upon separate return calculations. Intercompany tax balances are settled quarterly. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2015. The Company is not currently subject to any state income tax examinations.

Income taxes have been determined using the liability method. The current provision for federal income taxes is based on amounts determined to be payable as a result of current year operations. The Company did not have any tax effects from temporary differences that gave rise to deferred tax assets or liabilities as of December 31, 2019.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of income tax expense. As of December 31, 2019, the Company has no unrecognized tax benefits and does not expect significant changes within the next year. As of December 31, 2019, the Company has a $50,000 tax refund receivable included in accounts and other receivables on the statement of financial condition.

There were no significant differences between the Company's effective tax rate and the U.S federal income tax rate of 21%.

7. Net Capital Requirement

Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain a minimum net capital that is equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness. The Rule also requires the Company's ratio of aggregate indebtedness to net capital to not exceed 1500% of its net capital. As of December 31, 2019, the Company had net capital of $1,910,613, which was $1,899,497 in excess of its required net capital of $11,116. The ratio of aggregate indebtedness to net capital was 8.73%.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

8. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not expect that any such litigation, pending or threatened, as of December 31, 2019, will have a material adverse effect on its financial condition, future operating results, or liquidity.



Symetra Securities, Inc.
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004-5135
www.symetra.com

Symetra® is a registered service mark of Symetra Life Insurance Company.